Filed Pursuant to Rule 424(b)(2)
Registration File No. 333-215529

PROSPECTUS SUPPLEMENT

(To Prospectus, dated May 5, 2017)

18,422,000 Common Units

Navios Maritime Partners L.P.

Representing Limited Partnership Interests

$1.90 per common unit

We are selling 18,422,000 common units representing limited partnership interests. We are a Marshall Islands limited partnership formed by Navios Maritime Holdings Inc. (“Navios Holdings”). Although we are a partnership, we have elected to be taxed as a corporation solely for U.S. federal income tax purposes.

Our general partner intends to purchase from us 375,959 general partnership units in order to maintain its 2.0% general partner interest in us. This purchase will take place in a private placement that will occur simultaneously with the completion of this offering. In addition, Navios Holdings has agreed to purchase approximately $5.0 million of the common units being offered hereby.

Our common units are listed on the New York Stock Exchange under the symbol “NMM.” The last reported sale price of our common units on the New York Stock Exchange on February 12, 2018, was $2.11 per common unit.

Investing in our common units involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement and page 5 of the accompanying prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

We have retained Fearnley Securities, Inc., S. Goldman Advisors LLC and Fearnley Securities AS as our exclusive placement agents in connection with this offering. The placement agents have agreed to use their best commercially practicable efforts to place the securities offered by this prospectus supplement. The placement agents have no commitment to buy any of the common units. We have agreed to pay the placement agents the fees set forth in the following table.

	Per Common Unit	Total
Public Offering Price	$1.900	$35,001,800
Placement Agent Fees(1)	$0.076	$1,400,072
Proceeds to us (before expenses)	$1.824	$33,601,728

(1)	See “Plan of Distribution” for more complete information concerning placement agent compensation.

We expect that delivery of the common units to purchasers will be made on or about February 21, 2018, through the book-entry facilities of The Depository Trust Company. February 21, 2018, will be the fourth business day following the date of pricing of the common units (such settlement cycle being herein referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade the common units on the date of pricing or the next succeeding business day, you will be required, by virtue of the fact that the common units initially settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the common units on the date of pricing or the next succeeding business day, you should consult your own advisor. See “Plan of Distribution.”

Sole Lead Manager

Fearnley Securities, Inc.

Lead Placement Agents

S. Goldman Advisors LLC	Fearnley Securities AS

The date of this prospectus supplement is February 13, 2018.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units representing limited partnership interests. The second part is the accompanying prospectus, which provides more general information, some of which may not apply to this offering of common units. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or any “free writing prospectus” we may authorize to be delivered to you. Neither we nor the placement agents have authorized anyone to provide you with different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any “free writing prospectus” we may authorize to be delivered to you, as well as the information we previously filed with the U.S. Securities and Exchange Commission (the “SEC”), that is incorporated by reference herein, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since such dates.

We are offering to sell the common units, and are seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common units in certain jurisdictions may be restricted by applicable law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the common units and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-3 regarding the securities covered by this prospectus supplement. This prospectus supplement does not contain all of the information found in the Registration Statement. For further information regarding us and the securities offered in this prospectus supplement, you may wish to review the full Registration Statement, including its exhibits. In addition, we file annual, quarterly and other reports with, and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We are subject to the information requirements of the Exchange Act, and, in accordance therewith, are required to file with the SEC annual reports on Form 20-F and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. As a foreign private issuer we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our directors and principal unitholders and the executive officers of our general partner are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently, or as promptly, as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

We make our periodic reports as well as other information filed with or furnished to the SEC available, free of charge, through our website, at www.navios-mlp.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus supplement. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus supplement.

We incorporate by reference into this prospectus supplement the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 13, 2017;

•	all of our subsequent Reports on Form 6-K, furnished to the SEC prior to the termination of this offering, only to the extent that we expressly state in such Reports that they are being incorporated by reference into the Registration Statement of which this prospectus supplement is a part; and

•	the description of our common units contained in our Registration Statement on Form 8-A, filed on November 7, 2007, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus supplement from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus supplement (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost by visiting our internet website at www.navios-mlp.com or by writing or calling us at the following address:

Navios Maritime Partners L.P.

7, Avenue de Grande Bretagne, Office 11B2

Monte Carlo MC 98000 Monaco

Attn: Corporate Secretary

(011) + (377) 9798-2140

You should rely only on the information incorporated by reference or provided in this prospectus supplement. Neither we nor the placement agents have authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document. The information contained in our website is not incorporated by reference into this prospectus supplement and should not be considered as part of this prospectus supplement.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus supplement that are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this prospectus supplement. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions on our common units;

•	our future financial condition or results of operations and our future revenues and expenses;

•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	future charter hire rates and vessel values;

•	the repayment of debt;

•	our ability to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, dry cargo commodities;

•	increases in interest rates;

•	our ability to maintain long-term relationships with major commodity traders, operators and liner companies;

•	our ability to leverage to our advantage Navios Holdings’ relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	our track record, and past and future performance, in safety, environmental and regulatory matters;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement, as amended, and the administrative services agreement with Navios ShipManagement Inc. (“Navios ShipManagement”), a subsidiary of Navios Holdings, and for reimbursements for fees and costs of our general partner;

•	estimated future maintenance and replacement capital expenditures;

•	future sales of our common units in the public market;

•	a lack of sufficient cash to pay the quarterly distribution on our common units;

•	the cyclical nature of the international dry cargo and container shipping industry;

•	fluctuations in charter rates for dry cargo carriers and container vessels;

•	the high numbers of newbuildings currently under construction in the dry cargo industry;

•	changes in the market values of our vessels and the vessels for which we have purchase options;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the loss of any customer or charter or vessel;

•	the aging of our fleet and resultant increases in operations costs;

•	damage to our vessels;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, terrorism and piracy;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	the anticipated taxation of our partnership and our unitholders;

•	expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular;

•	our ability to retain key executive officers;

•	customers’ increasing emphasis on environmental and safety concerns;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; and

•	other factors detailed from time to time in our periodic reports filed with the SEC.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016, in the accompanying prospectus, and the documents incorporated by reference herein.

The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus supplement, the accompany prospectus, and the documents incorporated by reference herein and therein, and does not contain all the information you will need in making your investment decision. You should carefully read this entire prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein.

We urge you to carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. As an investor or prospective investor, you should also review carefully the sections entitled “Forward-Looking Statements” and “Risk Factors” in this prospectus supplement, the accompanying prospectus, and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016, which is incorporated by reference herein. Unless otherwise indicated, all data regarding our fleet and the terms of our charters in this prospectus supplement is as of December 31, 2017.

References in this prospectus supplement to “Navios Maritime Partners L.P.,” “Navios Partners,” “the Company,” “we,” “our,” “us” or similar terms refer to Navios Maritime Partners L.P. and its subsidiaries. References in this prospectus supplement to “Navios Holdings” refer, depending on the context, to Navios Holdings and its subsidiaries, including Navios ShipManagement; provided, however, it shall not include Navios Maritime Partners L.P. to the extent it may otherwise be deemed a subsidiary. Navios ShipManagement (an affiliate of our general partner) manages the commercial and technical operation of our fleet pursuant to a management agreement and provides administrative services to us pursuant to an administrative services agreement.

Overview

Navios Maritime Partners L.P. is a publicly traded master limited partnership that owns and operates container and dry cargo vessels, which was formed on August 7, 2007, under the laws of the Republic of the Marshall Islands by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the drybulk shipping industry. Navios GP L.L.C., our general partner, a wholly- owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

We have not declared any cash distributions since the third quarter of 2015.

Our Fleet

Navios Partners controls 16 Panamax vessels, 13 Capesize vessels, three Ultra-Handymax vessels and seven Container vessels, including the two Panamax vessels, which are expected to be delivered during the second quarter of 2018 and one-Kamsarmax charter-in vessel, which is expected to be delivered within the second half of 2019. Our fleet of high quality dry cargo vessels has an average age of 9.9 years for drybulk and container vessels, which approximates the current industry average of about 9.6 years for drybulk vessels and 11.5 years for container vessels, respectively (both industry average as of December 31, 2017). Panamax vessels are highly flexible vessels capable of carrying a wide range of dry cargo commodities, including iron ore, coal, grain and fertilizer and being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Container vessels are specifically constructed to transport containerized cargo. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of February 13, 2018:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
Navios Soleil	Ultra-Handymax	2009	57,337	January 2019	$	Index	(3)
Navios La Paix	Ultra-Handymax	2014	61,485	June 2018	$	Index	(4)
Navios Christine B	Ultra-Handymax	2009	58,058	December 2018	$	Index	(5)
Navios Libra II	Panamax	1995	70,136	September 2018		$9,500
Navios Felicity	Panamax	1997	73,867	February 2018		$9,500
Navios Galaxy I	Panamax	2001	74,195	November 2018		$11,163
Navios Hyperion	Panamax	2004	75,707	February 2018		$9,263
Navios Alegria	Panamax	2004	76,466	May 2018		$10,450
Navios Orbiter	Panamax	2004	76,602	March 2018		$7,230
				September 2018	$	Index	(6)
Navios Helios	Panamax	2005	77,075	October 2018		$12,350
Navios Sun	Panamax	2005	76,619	March 2018		$7,230
				September 2018	$	Index	(6)
Navios Hope	Panamax	2005	75,397	March 2018		$7,134
				August 2018	$	Index	(6)
Navios Sagittarius	Panamax	2006	75,756	September 2018		$26,125
Navios Harmony	Panamax	2006	82,790	April 2018		$9,975
Navios Prosperity I	Panamax	2007	75,527	February 2018		$10,403
Navios Libertas	Panamax	2007	75,511	April 2018		$11,068
Navios Fantastiks	Capesize	2005	180,265	February 2018		$4,675+Index	(7)
				March 2019	$	Index	(8)
Navios Aurora II	Capesize	2009	169,031	June 2018	$	Index	(16)
Navios Pollux	Capesize	2009	180,727	April 2018		$100% of pool earnings
Navios Fulvia	Capesize	2010	179,263	February 2019	$	Index	(9)
Navios Melodia	Capesize	2010	179,132	September 2022		$29,356	(10)
Navios Luz	Capesize	2010	179,144	February 2019	$	Index	(11)
Navios Buena Ventura	Capesize	2010	179,259	February 2019	$	Index	(9)
Navios Joy	Capesize	2013	181,389	February 2019		$16,150
Navios Beaufiks	Capesize	2004	180,310	January 2019	$	Index	(12)
Navios Ace	Capesize	2011	179,016	March 2018		$11,810
Navios Sol	Capesize	2009	180,274	October 2018	$	Index	(13)
Navios Symphony	Capesize	2010	178,132	February 2019	$	Index	(12)
Navios Aster	Capesize	2010	179,314	March 2018		$14,963

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date(2)	Charter-Out Rate(1)
Hyundai Hongkong	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(14)
Hyundai Singapore	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(14)
Hyundai Tokyo	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(14)
Hyundai Shanghai	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(14)
Hyundai Busan	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(14)
YM Utmost	Container	2006	8,204	August 2018		$34,266
YM Unity	Container	2006	8,204	October 2018		$34,266

Owned Vessels to be delivered	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
TBN I	Panamax	2006	74,475	July 2018	$9,375
TBN II	Panamax	2006	74,477	April 2018	$9,844

Charter-in vessels to be delivered	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
TBN III(15)	Panamax	2019	81,000	—	$—

(1)	Daily charter-out rate per day, net of commissions or settlement and insurance proceeds, where applicable.
(2)	Expected redelivery basis midpoint of full redelivery period, excluding Navios Partners’ extension options, not declared yet.
(3)	97.5% average Baltic Supramax Index (BSI).
(4)	110% average BSI.
(5)	90% average BSI when BSI is between $7,000 and $9,000 or 95% average BSI when BSI above $9,001 or below $6,999.
(6)	Average Baltic Panamax Index (BPI) 4 Time Charter (TC) minus $2,488 net per day.
(7)	50% average Baltic Capesize Index (BCI) 5TC.
(8)	103% average BCI 5TC.
(9)	101% average BCI 5TC.
(10)	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average.
(11)	102% average BCI 5TC.
(12)	100% average BCI 5TC.
(13)	108% average BCI 5TC.
(14)	Upon acquisition, the vessels are fixed on ten/twelve year charters with Navios Partners’ option to terminate after year seven.
(15)	Expected to be delivered in the second half of 2019.
(16)	98.75% average BCI C5.

Recent Developments

Press Release

On February 5, 2018, we issued a press release announcing our financial results for the fourth quarter and year ended December 31, 2017. The press release was included on a Form 6-K filed on February 5, 2018, which is incorporated herein by reference (other than certain quotes contained in the press release).

Fleet Renewal Program

•	Acquisition of Two Panamax Vessels in 2018

In January 2018, we agreed to acquire two 2006-built Panamax vessels of approximately 74,500 dwt each, for a total purchase price of $22.0 million. The vessels are expected to be delivered to our owned fleet within the first quarter of 2018. One of the vessels is chartered out for $9,375 net per day until May/November 2018 and the other vessel is chartered out for $9,844 net per day until March/August 2018.

•	Agreement to Charter – in a Vessel

In November 2017, we entered into a 10-year bareboat charter-in agreement for a Kamsarmax vessel of approximately 81,000 dwt. We have the option to acquire the vessel after the end of the fourth year. The vessel is expected to be delivered within the second half of 2019.

•	Acquisition of Seven Drybulk Vessels in 2017

During 2017, we acquired seven drybulk vessels with an average age of 7.4 years at acquisition for a total purchase price of $156.2 million. The vessels had a combined capacity of 925,832 dwt. All vessels were delivered to our owned fleet by September 2017.

•	Sale of Two Drybulk Vessels in 2017

In December 2017, we completed the sale of the Navios Gemini S, a 1994-built Panamax vessel of 68,636 dwt. The vessel was sold to an unrelated third party for a total net sale price of $4.1 million. In April 2017, we sold the Navios Apollon, a 2000-built Ultra-Handymax vessel of 52,073 dwt. The vessel was sold to an unrelated third party for a total net sale price of $4.8 million. The average age of the two vessels was 20 years.

Debt Developments

In January 2018, we secured a new $14.3 million credit facility with a commercial bank in order to partially finance the acquisition of two Panamax vessels. The facility matures in the first quarter of 2023, has a 6-year amortization profile and bears interest at LIBOR plus 300 bps per annum.

Corporate Information

We are incorporated under the laws of the Republic of the Marshall Islands. We maintain our principal executive offices at 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo MC 98000 Monaco. Our telephone number at that address is (011) + (377) 9798-2140. Our website address is www.navios-mlp.com. The information on our website is not a part of this prospectus supplement or the accompanying prospectus.

The Offering

Issuer	Navios Maritime Partners L.P.

Common Units Offered by Us	18,422,000 common units.

Units Outstanding After This Offering(1)	167,589,764 common units and 3,420,203 general partnership units.

Use of Proceeds	We will use net proceeds of approximately $33.3 million from this offering and the expected proceeds of approximately $0.7 million from the sale of general partner units to our general partner for general working capital purposes, including vessel acquisitions.

General Partner Units	At the closing of this offering, we expect to receive approximately $0.7 million from the sale of general partnership units to our general partner in order to allow it to maintain its 2.0% general partner interest in us. The sale of general partnership units is not part of this offering.

New York Stock Exchange Symbol	NMM

Timing and Delivery	We currently expect delivery of the common units to occur on or about February 21, 2018, which will be the fourth business day following the date hereof, or “T+4.”

(1)	See “Capitalization” on page S-12.

RISK FACTORS

Before investing in our common units, you should carefully consider all of the information included or incorporated by reference into this prospectus supplement. Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation. When evaluating an investment in our common units, you should carefully consider those risks discussed under the caption “Risk Factors” beginning on page 5 of the accompanying prospectus, as well as the discussion of risk factors beginning on page 5 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2016, and the risk factors included in our Reports on Form 6-K, as applicable, that are specifically incorporated by reference into this prospectus supplement. If any of these risks were to occur, our business, financial condition or operating results could be materially adversely affected. In that case, our ability to pay distributions on our common units may be reduced, the trading price of our common units could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $34.0 million from the sale of common units we are offering (which includes $0.7 million from our general partner’s capital contribution to allow it to maintain its 2.0% general partner interest in us) after deducting estimated offering expenses and placement agent fees.

We will use the net proceeds from our sale of common units covered by this prospectus supplement and the capital contribution by our general partner for general working capital purposes, including vessel acquisitions.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2017 on historical basis and on an as adjusted basis to reflect:

(i)	this offering;

(ii)	scheduled repayment of principal installments subsequent to December 31, 2017 and through February 13, 2018 of $1.9 million under our credit facilities;

(iii)	the authorization and issuance of the aggregate of 1,370,044 restricted common units to certain of the Company’s directors and officers in January 2018;

(iv)	the capital contribution by our general partner to maintain its 2.0% general partner interest in us; and

(v)	the application of the net proceeds therefrom.

You should read this table in conjunction with “Use of Proceeds” and the section entitled “Operating and

Financial Review and Prospects.” The historical data in the table is derived from our condensed consolidated financial statements, which are incorporated by reference herein from our Current Report on Form 6-K reporting operating results for the fiscal quarter and year ended December 31, 2017 furnished to the SEC on February 5, 2018.

	Actual	As Adjusted
	(In thousands of U.S. dollars)
Long-term Debt (including current portion and excluding deferred financing fees and debt discount):	$510,632	$508,715

Partner’s Capital:
Common Unitholders (147,797,720 units issued and outstanding as of December 31, 2017 and 167,589,764, as adjusted)	791,669	824,951
General Partner(1) (3,016,284 units issued and outstanding as of December 31, 2017 and 3,420,203, as adjusted)	5,464	6,179
Notes Receivable	(29,423)	(29,423)

Total Partner’s Capital	767,710	801,707

Total Capitalization	$1,278,342	$1,310,422

(1)	The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the general partner’s 2.0% general partner interest.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units were first offered on the New York Stock Exchange on November 13, 2007, at an initial price of $20.00 per unit. Our common units are listed for trading on the New York Stock Exchange under the symbol “NMM.”

The following table sets forth, for the periods indicated, the high and low closing prices for our common units, as reported on the New York Stock Exchange, for the periods indicated. The last reported sale price of our common units on the New York Stock Exchange on February 12, 2018, was $2.11 per common unit.

	Price Range
	High	Low
Year Ended:
December 31, 2017	$2.63	$1.46
December 31, 2016	$3.07	$0.80
December 31, 2015	$13.89	$2.71
December 31, 2014	$20.40	$9.67
December 31, 2013	$19.45	$12.84
Quarter Ended:
March 31, 2018 (through February 12, 2018)	$2.55	$2.04
December 31, 2017	$2.36	$1.89
September 30, 2017	$2.20	$1.46
June 30, 2017	$2.22	$1.50
March 31, 2017	$2.63	$1.47
December 31, 2016	$2.10	$1.18
September 30, 2016	$1.68	$1.28
June 30, 2016	$1.85	$1.17
March 31, 2016	$3.07	$0.80
Month Ended:
February 28, 2018 (through February 12, 2018)	$2.15	$2.04
January 31, 2018	$2.55	$2.08
December 31, 2017	$2.36	$2.04
November 30, 2017	$2.13	$1.89
October 31, 2017	$2.13	$2.02
September 30, 2017	$2.20	$2.05
August 31, 2017	$2.09	$1.84

Distributions

We have not declared any distributions since the third quarter of 2015.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to beneficial owners of our common units and, unless otherwise noted in the following discussion, is the opinion of Thompson Hine LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Internal Revenue Code (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this prospectus supplement and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Partners L.P.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation that may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g ., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States), beneficial owners that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes or beneficial owners that are accrual method taxpayers for U.S. federal income tax purposes and are required to accelerate the recognition of any item of gross income with respect to the common units as a result of such income being recognized on an applicable financial statement, (ii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or (iv) beneficial owners of common units that own 2.0% or more (by vote or value) of our common units (including beneficial owners entitled to a “participation exemption” with respect to our common units), all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been obtained or will be requested from the IRS, regarding any matter affecting us or prospective holders of our common units. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units.

Each prospective beneficial owner of our common units should consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.

Election to Be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on their shares of our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units as described below. For a further discussion of our treatment for U.S. federal income tax purposes, please see pages 43-45, 64-67 and 120-127 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2016, and “Risk Factors—Tax Risks” in our prospectus dated May 5, 2017, both of which are incorporated by reference into this prospectus supplement.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person.”

Distributions

Subject to the discussion below of the rules applicable to a passive foreign investment company (a “PFIC”), any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which will be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common units on a dollar-for-dollar basis, and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common units for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to the common units will be treated as foreign source income and generally will be treated as “passive category income” for U.S. foreign tax credit purposes.

Dividends received with respect to our common units by a U.S. Holder who is an individual, trust or estate (a “non-corporate U.S. Holder”) generally will be treated as “qualified dividend income” that is taxable to such non-corporate U.S. Holder at preferential capital gain tax rates, provided that: (i) subject to the possibility that our common units may be delisted by a qualifying exchange, our common units are traded on an “established securities market” in the United States (such as the NYSE where our common units are traded) and are “readily tradeable” on such an exchange; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the non-corporate U.S. Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a U.S. Holder’s adjusted tax basis (or fair market value upon the U.S. Holder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a U.S. Holder’s adjusted tax basis (or fair market value) in a common unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in the common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed under “—Distributions” above). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.

A corporate U.S. Holder’s capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of our common units, such U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

Long-term capital gains of non-corporate U.S. Holders are subject to the favorable tax rate of a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common units to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) annually and may carry forward a capital loss to its succeeding taxable years until fully utilized.

PFIC Status and Significant Tax Consequences

In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units, either:

•	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we will not be a PFIC with respect to any taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

Our counsel’s opinion is based principally on their conclusion that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-

owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.

Our counsel has advised us that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and rulings supporting our position that the income from our time chartering activities constitutes services income (rather than rental income). There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

The opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of our counsel in support of our position, there is a possibility that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, the U.S. Holder may be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder may be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common units. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date that is three years after the date on which such report is filed.

It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an “Electing Holder”), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in our common units will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common units and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common units in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return. If, contrary to our expectations, we were to determine that we are treated as a PFIC for any taxable year, we would notify all U.S. Holders and would provide all necessary information to any U.S. Holder that requests such information in order to make the QEF election described above with respect to us and the relevant subsidiaries. A QEF election would not apply to any taxable year for which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless the IRS consents to the revocation of the election.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, subject to the possibility that our common units may be delisted by a qualifying exchange, our common units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common units owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common units are no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” Additionally, to the extent that any of our subsidiaries is a PFIC, a “mark-to-market” election with respect to our common units would not apply to the U.S. Holder’s deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution ( i.e. , the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

•	the excess distribution and any gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such common units. Additionally, to the extent that any of our subsidiaries is a PFIC, the foregoing consequences would apply to the U.S. Holder’s deemed receipt of any excess distribution on, or gain deemed realized on the disposition of, the stock of such subsidiary deemed owned by the U.S. Holder.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” (or “undistributed net investment income,” in the case of an estate or trust) for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include dividends paid with respect to our common units and net gain attributable to the disposition of our common units not held in connection with certain trades or businesses, but will be reduced by any deductions properly allocable to such income or net gain.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a “Non-U.S. Holder.”

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units may be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding (currently at a rate of 24%), if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be reported on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A U.S. Holder generally is required to certify its compliance with the backup withholding rules on IRS Form W-9.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI, or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by filing a U.S. federal income tax return with the IRS.

Individual U.S. Holders (and to the extent specified in applicable U.S. Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including our common units, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common units, unless such common units are held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

MARSHALL ISLANDS TAX CONSEQUENCES

The following discussion is based upon the opinion of Reeder & Simpson P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH PROSPECTIVE UNITHOLDER MUST CONSULT HIS OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF OWNERSHIP OF COMMON UNITS UNDER THE UNITHOLDER’S PARTICULAR CIRCUMSTANCES.

PLAN OF DISTRIBUTION

We are offering our common units through placement agents. Subject to the terms and conditions contained in the placement agency agreement, dated February 13, 2018, the placement agents, for whom Fearnley Securities, Inc. is acting as sole lead manager, have severally agreed to use their best commercially practicable efforts to arrange for the sale of 18,422,000 common units. Fearnley Securities, Inc., S. Goldman Advisors LLC and Fearnley Securities AS are acting as placement agents.

Fearnley Securities AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering by Fearnley Securities AS is within the United States, Fearnley Securities AS will offer to and place common units with investors through Fearnley Securities, Inc., an affiliated U.S. broker-dealer. The activities of Fearnley Securities AS in the United States will be effected only to the extent permitted by Rule 15a-6 under the Exchange Act.

The placement agents are not purchasing or selling any common units being offered by this prospectus supplement or the accompanying prospectus, nor are they required to arrange for the purchase or sale of any specific number or dollar amount of the common units. The placement agency agreement provides that the obligations of the placement agents and the investors are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain customary legal opinions, letters and certificates.

Certain investor funds will be deposited into a non-interest bearing escrow account and held until released by us and Fearnley Securities, Inc. on the date the common units are delivered to investors.

This prospectus supplement will be distributed to the investors who agree to purchase our common units, informing the investors of the closing date as to such common units. Investors will be informed of the date and manner in which they must transmit the purchase price for their common units. We currently anticipate that closing of the sale of those common units for which payment has been received will take place on or about February 21, 2018.

On the scheduled closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price for the common units we deliver, less the placement agents’ fees and any expenses payable by us at closing; and

•	Fearnley Securities, Inc. will receive the placement agents’ fees on behalf of the placement agents in accordance with the terms of the placement agency agreement.

We will pay the placement agents a commission equal to 4.0% of the gross proceeds of the sale of common units in the offering. We may also reimburse the placement agents for certain fees and expenses incurred by them in connection with this offering. In no event will the total amount of compensation paid to the placement agents and other securities brokers and dealers upon completion of this offering exceed 8.0% of the gross proceeds of this offering. The estimated offering expenses payable by us, including the placement agents’ fees of approximately $1.4 million, are approximately $1.7 million, which includes legal fees (including approximately $10,000 for the placement agents’ counsel fees in connection with the review of the terms of the offering by Financial Industry Regulatory Authority, Inc.), accounting and printing costs and various other fees associated with registering and listing our common units. Because there is no minimum offering amount required as a condition to closing this offering, the actual total offering fees, if any, are not presently determinable and may be substantially less than the amount set forth in the preceding sentence. After deducting certain fees due to the placement agents and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $33.3 million.

We and our directors and executive officers have agreed that, without the prior written consent of Fearnley Securities, Inc., in consultation with S. Goldman Advisors LLC, on behalf of the placement agents, we and they will not, during the period ending 30 days after the date of this prospectus supplement (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units; or

•	file any registration statement with the SEC relating to the offering of any common units or any securities convertible into or exercisable or exchangeable for common units;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common units or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Fearnley Securities, Inc., in consultation with S. Goldman Advisors LLC, on behalf of the placement agents, neither we nor they will make any demand for, or exercise any right with respect to, the registration of any common units or any security convertible into or exercisable or exchangeable for common units during the restricted period.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of common units in this offering;

•	the issuance by us of common units upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the placement agents have been advised in writing;

•	transactions by any person other than us relating to common units or other securities acquired in open market transactions after the completion of the offering of the common units; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common units or other securities acquired in such open market transactions;

•	transfers or distributions of common units or any security convertible into common units (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor, (iii) to limited partners or unitholders of the transferor or distributor or (iv) to any investment fund or other entity controlled or managed by the transferor; provided that each donee, distributee or transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of common units, shall be required or shall be voluntary during the restricted period; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common units, provided that such plan does not provide for the transfer of common units during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or shall be voluntarily made.

From time to time, the placement agents and their affiliates have provided and continue to provide investment banking and other services to the Company.

We have agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the placement agency agreement.

If you purchase common units offered in this prospectus supplement or the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price on the cover page of this prospectus supplement.

Delivery of the common units in this offering is expected on or about February 21, 2018. The delivery of common units to each investor is not conditioned upon the purchase of common units by any other investors. If one or more investors fails to fund the purchase price of their subscribed-for units, as required, we intend to proceed with delivery on February 21, 2018, of the aggregate number of common units for which the purchase price has been received.

February 21, 2018 will be the fourth business day following the date of pricing of the common units. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade common units on the date of pricing or the next succeeding business day, you will be required, by virtue of the fact that the common units initially settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the common units on the date of pricing or the next succeeding business day, you should consult your own advisor.

Our common units are listed on the New York Stock Exchange under the symbol “NMM.”

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and the directors and officers of our general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors, our general partner, our subsidiaries or the directors and officers of our general partner or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed the Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, to accept service of process on our behalf in any such action.

Reeder & Simpson P.C., our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of the Marshall Islands would (i) recognize or enforce against us, our general partner or our general partner’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (ii) impose liabilities against us, our directors, our general partner or our general partner’s directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

The validity of the common units offered hereby and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Reeder & Simpson P.C. Certain other legal matters will be passed upon for us by Thompson Hine LLP, New York, New York. Certain matters with respect to this offering will be passed upon for the placement agents by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Thompson Hine LLP and Fried, Frank, Harris, Shriver & Jacobson LLP may rely on the opinion of Reeder & Simpson P.C. for all matters of Marshall Islands law. Fried, Frank, Harris, Shriver & Jacobson LLP has performed legal services for Navios Holdings and its subsidiaries from time to time.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this prospectus supplement by reference to the Annual Report on Form 20-F for the year ended December 31, 2016, have been so incorporated in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

EXPENSES

The following table sets forth costs and expenses, other than any placement agent discounts and commissions, we expect to incur in connection with the issuance and distribution of the common units covered by this prospectus supplement. Other than the SEC registration fees, which is set forth in the accompanying prospectus, all amounts are estimated.

Legal fees and expenses	$200,000
Accounting fees and expenses	$60,000
Printing costs	$50,000
Transfer agent fees	$10,000

Total	$320,000

PROSPECTUS

$500,000,000

NAVIOS MARITIME PARTNERS L.P.

COMMON UNITS

REPRESENTING LIMITED PARTNERSHIP INTERESTS

DEBT SECURITIES

We may, from time to time, issue up to $500,000,000 aggregate principal amount of common units and/or debt securities. We will specify in an accompanying prospectus supplement the terms of the securities. We may sell these securities to or through underwriters and also to other purchasers or through agents. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement. Our common units are listed on the New York Stock Exchange under the symbol “NMM.” On April 7, 2017, the last reported sales price of our common units on the New York Stock Exchange was $2.15 per common unit.

Investing in our common units involves risks that are described in the “Risk Factors” section beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is May 5, 2017.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference into this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”), utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of U.S.$500,000,000. We have provided to you in this prospectus a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. In any applicable prospectus supplements, we may add to, update or change any of the information contained in this prospectus.

References in this prospectus to “Navios Maritime Partners L.P.,” “the Company,” “we,” “our,” “us” or similar terms when used for periods prior to our initial public offering on November 16, 2007 refer to the assets of Navios Maritime Holdings Inc. (“Navios Holdings”), and its vessels and vessel-owning subsidiaries that were sold or contributed to Navios Maritime Partners L.P. and its subsidiaries in connection with the initial public offering.

References in this prospectus to “Navios Maritime Partners L.P.,” “the Company,” “we,” “our,” “us” or similar terms when used in a present tense or for historical periods since November 16, 2007 refer to Navios Maritime Partners L.P. and its subsidiaries. References in this prospectus to “Navios Holdings” refer, depending on the context, to Navios Holdings and its subsidiaries, including Navios ShipManagement Inc. (“Navios ShipManagement”); provided, however, it shall not include Navios Maritime Partners L.P. to the extent it may otherwise be deemed a subsidiary. Navios ShipManagement (an affiliate of our general partner) manages the commercial and technical operation of our fleet pursuant to a management agreement and provides administrative services to us pursuant to an administrative services agreement. References in this prospectus supplement to our “IPO” refer to our initial public offering, which was consummated on November 16, 2007.

You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the heading “Where You Can Find More Information.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference, and does not contain all the information you will need in making your investment decision. You should carefully read this entire prospectus, any accompanying prospectus supplement, and the documents incorporated by reference herein and therein.

We urge you to carefully read this entire prospectus and the documents incorporated by reference herein, including our financial statements and the related notes and the information in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As an investor or prospective investor, you should also review carefully the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus and in our Annual Report on Form 20-F for the year ended December 31, 2015, which is incorporated by reference herein. Unless otherwise indicated, all data regarding our fleet and the terms of our charters in this prospectus is as of April 7, 2017.

Overview

Navios Maritime Partners L.P. is a publicly traded master limited partnership that owns and operates container and dry cargo vessels, which was formed on August 7, 2007, under the laws of the Republic of the Marshall Islands by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the drybulk shipping industry. Navios GP L.L.C., our general partner, a wholly- owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

Since the beginning of 2016, we did not declare any cash distributions for the quarters ended March 31, 2016, June 30, 2016, September 30, 2016, or December 31, 2016.

Our Fleet

Navios Partners consists of 14 Panamax vessels, including two Panamax vessels that we agreed to acquire by July 2017, nine Capesize vessels, three Ultra-Handymax vessels, including one Handymax vessel that we agreed to sell within April 2017, and seven Container vessels. Our fleet of high quality dry cargo vessels has an average age of 10.1 years for drybulk and container vessels, which approximates the current industry average of about 8.8 years for drybulk vessels and 11.6 years for container vessels, respectively (both industry average as of December 31, 2016). Panamax vessels are highly flexible vessels capable of carrying a wide range of dry cargo commodities, including iron ore, coal, grain and fertilizer and being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. Ultra-Handymax vessels are similar to Panamax vessels although with less carrying capacity and generally have self-loading and discharging gear on board to accommodate undeveloped ports. Container vessels are specifically constructed to transport containerized cargo. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of April 7, 2017:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
Navios Apollon	Ultra-Handymax	2000	52,073	April 2017		$11,210
Navios Soleil	Ultra-Handymax	2009	57,337	June 2017		$7,553
Navios La Paix	Ultra-Handymax	2014	61,485	May 2017		$125% of pool earnings
Navios Gemini S	Panamax	1994	68,636	April 2017		$10,395
Navios Libra II	Panamax	1995	70,136	April 2017		$7,363
Navios Felicity	Panamax	1997	73,867	June 2017		$4,750
Navios Galaxy I	Panamax	2001	74,195	February 2018		$21,938
Navios Hyperion	Panamax	2004	75,707	May 2017		$7,600
Navios Alegria	Panamax	2004	76,466	June 2017		$6,413
				January 2018		$10,213
Navios Orbiter	Panamax	2004	76,602	June 2017		7,327
				December 2018	$	Index	(3)
Navios Helios	Panamax	2005	77,075	December 2017		$6,935
Navios Sun	Panamax	2005	76,619	June 2017		$4,054
				January 2019	$	Index	(3)
Navios Hope	Panamax	2005	75,397	June 2017		$4,054
				November 2018	$	Index	(3)
Navios Sagittarius	Panamax	2006	75,756	November 2018		$26,125
Navios Harmony	Panamax	2006	82,790	October 2017		$10,688
Navios Fantastiks	Capesize	2005	180,265	January 2018		$4,675 + Index	(4)
Navios Aurora II	Capesize	2009	169,031	August 2017	$	Index	(5)
Navios Pollux	Capesize	2009	180,727	May 2017		$100% of pool earnings
Navios Fulvia	Capesize	2010	179,263	April 2017		$12,980
Navios Melodia	Capesize	2010	179,132	September 2022		$29,356	(6)
Navios Luz	Capesize	2010	179,144	January 2018		$5,250 + Index	(7)
Navios Buena Ventura	Capesize	2010	179,259	December 2017	$	Index	(8)
Navios Joy	Capesize	2013	181,389	March 2018		$5,000 + Index	(7)
Navios Beaufiks	Capesize	2004	180,310	September 2017	$	Index	(5)

Vessel to be delivered	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate(1)
	Panamax
Navios TBN I(10)		2007	75,511	—		—
	Panamax
Navios TBN II(10)		2007	75,524	—		—

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date(2)	Charter-Out Rate(1)
Hyundai Hongkong	Container	2006	6,800	December 2019	$24,095
				December 2023	$30,119	(9)
Hyundai Singapore	Container	2006	6,800	December 2019	$24,095
				December 2023	$30,119	(9)
Hyundai Tokyo	Container	2006	6,800	December 2019	$24,095
				December 2023	$30,119	(9)
Hyundai Shanghai	Container	2006	6,800	December 2019	$24,095

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date(2)	Charter-Out Rate(1)
				December 2023	$30,119	(9)
Hyundai Busan	Container	2006	6,800	December 2019	$24,095
				December 2023	$30,119	(9)
YM Utmost	Container	2006	8,204	August 2018	$34,266
YM Unity	Container	2006	8,204	October 2018	$34,266

(1)	Daily charter-out rate per day, net of commissions or settlement and insurance proceeds, where applicable.
(2)	Expected redelivery basis midpoint of full redelivery period, excluding Navios Partners’ extension options, not declared yet.
(3)	Average BPI 4TC minus $2,488 net per day.
(4)	50% average BCI 5TC.
(5)	$9,480/day adjusted for 50% pool earnings or weighted average BCI 5TC.
(6)	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average.
(7)	52% average BCI 5TC.
(8)	100% average BCI 5TC.
(9)	Upon acquisition, the vessels are fixed on ten/twelve year charters with Navios Partners’ option to terminate after year seven.
(10)	Expected to be delivered by July 2017.

Recent Developments

On April 5, 2017, Navios Partners agreed to acquire two 2007 South Korean-built vessels from an unrelated third party of about 75,000 dwt for a total of $27.0 million. The vessels are expected to be delivered by July 2017.

On March 21, 2017, the Partnership filed a Form 6-K disclosing that it had entered into a Placement Agency Agreement (the “Placement Agency Agreement”) between Navios GP, L.L.C., a Marshall Islands limited liability company and the general partner of the Partnership, Navios Maritime Operating L.L.C., a Marshall Islands limited liability company and subsidiary of the Partnership, and Fearnley Securities, Inc., on behalf of itself, S Goldman Advisors LLC, and Fearnley Securities AS (collectively, the “Agents”), pursuant to which the Agents agreed to serve as placement agents in connection with a registered direct offering (the “Offering”) of 47,795,000 of the Partnership’s common units representing limited partnership interests for $2.10 per Common Unit. Net proceeds to the Partnership after deducting the Agents’ fees were approximately $96.4 million. In connection with the Offering, the Partnership entered into subscription agreements (“Subscription Agreements”) with each of the investors purchasing common units in the Offering. The Offering was made pursuant to the Partnership’s previously-filed shelf registration statement, filed on Form F-3 (File No. 333-192176) with the SEC and declared effective on January 15, 2014, and a Prospectus Supplement, dated March 14, 2017, filed with the U.S. Securities and Exchange Commission on March 16, 2017.

On March 17, 2017, Navios Holdings transferred to Navios Partners its participation in Navios Revolving Loans and Navios Term Loans, both relating to Navios Europe I, for a consideration of $4.1 million in cash and 13,076,923 newly issued common units of Navios Partners.

On March 14, 2017, Navios Partners completed the issuance of a new $405.0 million Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR +500 basis points and has a three and a half year term. The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of

Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners. Navios Partners intends to use the net proceeds of the Term Loan B facility to: (i) to refinance the existing Term Loan B; and (ii) to pay fees and expenses related to the term loans.

On January 12, 2017, Navios Partners completed the sale of the MSC Cristina. The vessel was sold to an unrelated third party for a net sale price of $125.0 million.

In January 2017, Navios Partners agreed to sell the Navios Apollon, a 2000 Ultra-Handymax vessel of 52,073 dwt to an unrelated third party, for a total net sale price of $4.8 million. Delivery is expected in April 2017.

Corporate Information

We are incorporated under the laws of the Republic of the Marshall Islands. We maintain our principal executive offices at 7, Avenue de Grande Bretagne, Office 11B2 Monte Carlo MC 98000 Monaco. Our telephone number at that address is (011) + (377) 9798-2140. Our website address is www.navios-mlp.com. The information on our website is not a part of this prospectus.

RISK FACTORS

Although many of our business risks are comparable to those a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. You should carefully consider the following risk factors together with all of the other information included in this prospectus when evaluating an investment in our securities.

If any of the following risks actually occur, our business, financial condition, cash flows or operating results could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay quarterly distributions on our common units following the establishment of cash reserves and payment of fees and expenses or to reinstate distributions.

We may not have sufficient cash available to pay quarterly distributions or to reinstate distributions following the establishment of cash reserves and payment of fees and expenses. In February 2016, we announced that our board of directors decided to suspend the quarterly cash distributions to our unitholders, including the distribution for the quarter ended December 31, 2015, in order to conserve cash and improve our liquidity. Our ability to reinstate distributions will be at the discretion of our board of directors. The amount of cash we can distribute on our common units depends principally upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of the fixed term of our management agreement pursuant to which we pay a fixed daily fee until December 2017;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for dry cargo commodities;

•	supply of dry cargo vessels;

•	prevailing global and regional economic and political conditions;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

•	current charter rates are at historic lows and we cannot predict when this circumstance will change.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The cyclical nature of the international drybulk and container shipping industry may lead to decreases in charter rates and lower vessel values, resulting in decreased distributions to our common unitholders.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2015, to February 27, 2017, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $2,260 and a high of $12,478. Additionally, during the period from January 1, 2015, to February 27, 2017, the Baltic Exchange’s Capesize time charter average (BCI-5TCA) daily rates experienced a low of $1,985 and a high of $20,601, and the Baltic Dry Index (“BDI”) experienced a low of 290 points and a high of 1,257 points. While the BDI was 878 as of February 27, 2017, there can be no assurance that the drybulk charter market will increase further, and the market could decline. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, of which China is particularly important, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, we may face decreases in such drybulk trade and demand. For example, the recent slowdown of the Chinese economy has adversely affected demand for Capesize bulk carriers and, as a result, spot and period rates, as well as asset values, are currently at low levels. Moreover, a slowdown in the United States and Japanese economies or the economies of the European Union (the “EU”), as has occurred recently, or certain Asian countries will likely adversely affect economic growth in China, India and elsewhere. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2016. From 2009 to 2011, there was improvement on the Far East-to-Europe and Trans-Pacific Eastbound container trade lanes, alongside improvements also witnessed on other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. However, Trans-Pacific Eastbound trade lane growth was less than 1% per year in 2011 and 2012, while the Far East to Europe trade was positive in 2011 but turned negative in 2012 due to the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the budget ceiling and budgetary cuts in the United States. More recently, since the second half of 2015, a slowdown in demand in certain key container trade routes, including the Asia to Europe route at a time of increased vessel supply, has resulted in the highest annual scrapping on record. The oversupply in our market continued to prevent any significant rise in time charter rates for both short- and long-term periods. Additional orders for large and very large containerships were placed during 2014 and 2015, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. Ordering of container ships slowed significantly in 2016. Liner companies have experienced a substantial drop-off in container shipping activity, resulting in decreased average freight rates since the second half of 2011, and the continuation of such decreased freight rates or any further declines in freight rates would negatively affect the liner companies to which we charter our containerships. The recent global economic slowdown and disruptions in the credit markets significantly reduced demand for products shipped in containers and, in turn, containership capacity.

The continuation of such containership oversupply or any declines in container freight rates could negatively affect the liner companies to which we seek to charter our containerships. The decline in the containership market has affected the major liner companies and the value of container vessels, which follow the trends of freight rates and containership charter rates, and can affect the earnings on our charters, and similarly, our cash flows and liquidity. The decline in the containership charter market has had and may continue to have additional adverse consequences for the container industry, including a less active secondhand market for the sale of vessels and charterers not performing under, or requesting modifications of, existing time charters.

The demand for vessels has generally been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for energy resources, dry bulk products, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials or products transported by containerships;

•	the distance drybulk cargo or containers are to be moved by sea;

•	the globalization of manufacturing;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•	armed conflicts and terrorist activities including piracy;

•	political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes, import and export restrictions, central bank policies and pollution conventions or protocols;

•	embargoes and strikes; and

•	technical advances in ship design and construction.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	changes in environmental and other regulations and standards that limit the profitability, operations or useful lives of vessels;

•	the availability of shipyard capacity; and

•	the economics of slow steaming.

The market value of our vessels, which has declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	prevailing economic conditions in the markets in which containerships operate;

•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry cargo commodity supply;

•	types and sizes of vessels;

•	development of an increase in use of other modes of transportation;

•	where the ship was built and as-built specification;

•	lifetime maintenance record;

•	cost of vessel acquisitions;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	general economic and market conditions affecting the shipping industry; and

•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If the market value of our owned vessels decreases, we may breach covenants contained in our credit facilities. We purchased the majority of our drybulk vessels from Navios Holdings based on market prices that were for certain vessels at historically high levels. If we breach the covenants in our credit facilities and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of a vessel at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Charter rates in the drybulk and container shipping industry have decreased from their historically high levels and may decrease further in the future, which may adversely affect our earnings and ability to pay dividends.

The current charter rates for drybulk and container vessels have significantly decreased from their historic highs reached in the second quarter of 2008. If the drybulk shipping industry, which has been highly cyclical, is depressed in the future when our charters expire, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends to our unitholders. Our ability to renew the charters on our vessels upon the expiration or termination of our current charters, or on vessels that we may acquire in the future, as well as, the charter rates payable under any replacement charters will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities.

All of our drybulk time charters are scheduled to expire on dates ranging from February 2017 to September 2022. If, upon expiration or termination of these or other contracts, long-term recharter rates are lower than existing rates, particularly considering that we intend to enter into long-term charters, or if we are unable to obtain replacement charters, our earnings, cash flow and our ability to make cash distributions to our unitholders could be materially adversely affected.

Five of the seven containerships that we own are on long-term time charter for ten years until 2023 with our option to terminate after year seven. Two other owned containerships are on charter until 2018. Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal options or replacement time charters will depend upon, among other things, the prevailing state of the containership charter market, which can be affected by consumer demand for products shipped in containers. If the charter market is depressed when our containerships’ time charters expire, we may be forced to re-charter our containerships at reduced or even unprofitable rates, or we may not be able to re-charter them at all, which may reduce or eliminate our earnings, make our earnings volatile, affect our ability to generate cash flows and maintain liquidity.

We are focused on employing vessels on long-term charters and we may have difficulties in doing so if a more active short-term or spot market develops.

One of our principal strategies is to enter into long-term charters, although we believe it is impractical to determine the typical charter length for vessels in our sectors due to factors such as market dynamics, charter strategy and the private nature of charter agreements. If a market for long-term time charters in the sectors in which we operate does not develop, we may have increased difficulty entering into long-term time charters upon expiration or early termination of the time charters for our vessels. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders, if we enter into charters during periods when the market price for shipping drybulk and containerized cargoes is depressed.

An oversupply of drybulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers since the beginning of 2006 and, as of December 21, 2016, newbuilding orders had been placed for an aggregate of less than 11% of the existing global drybulk fleet, with deliveries expected during the next three years. Due to lack of financing many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

An oversupply of containership capacity may prolong or further depress the current charter rates and adversely affect our ability to re-charter our existing containerships at profitable rates or at all.

From 2005 through the first quarter of 2010, the containership order-book was at historically high levels as a percentage of the in-water fleet. Although order-book volumes have decreased as deliveries of previously ordered containerships increased substantially, some renewed ordering in 2012 maintained the order-book at average levels. During the period 2013 to 2015, ordering of larger vessels continued to increase as liner companies looked to renew and modernize their fleets as the number of vessels ordered has generally declined, but the average vessel size on order has increased. An oversupply of newbuilding vessels and/or vessels available for re-charter entering the market, combined with any future decline in the demand for containerships, may result in a reduction of charter rates and may decrease our ability to re-charter our containerships other than for reduced rates or unprofitable rates, or we may not be able to re-charter our containerships at all.

A number of third party owners have ordered so-called “eco-type” vessel designs, which offer substantial bunker savings as compared to older designs. Increased demand for and supply of “eco-type” vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

The new vessel designs purport to offer material bunker savings compared to older designs, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such “eco-type” vessel increases and if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less or no cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet.

These expenditures could increase as a result of changes in:

•	the cost of our labor and materials;

•	the cost of suitable replacement vessels;

•	customer/market requirements;

•	increases in the size of our fleet; and

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment.

Our significant maintenance and replacement capital expenditures may reduce or eliminate the amount of cash we have available for distribution to our unitholders. In each of October 2013, August 2014, February 2015, and February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet excluding drydocking expenses, which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per container vessel of TEU 6,800; (e) $7,400 daily rate per container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee of our board of directors at least once a year. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less or no cash available for distribution in future periods when actual capital expenditures begin to exceed previous estimates.

If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels even prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions to unitholders, to the extent we are making distributions, may be diminished or our financial leverage could increase or our unitholders could be diluted.

The actual cost of a vessel varies significantly depending on the market price, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

If we purchase additional vessels in the future, we generally will be required to make installment payments prior to their delivery. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest payments or distributions, to the extent we are making distributions, prior to generating cash from the operation of the vessel. We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The recent drop in energy prices has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs compared to their recent pricing history. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to make cash distributions to our unitholders.

To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations may reduce or eliminate cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we successfully obtain necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional preferred and common equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to make distributions to our common unitholders, to the extent we are making distributions, which could have a material adverse effect on our ability to make cash distributions to all of our unitholders.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities and our interest rates under our credit facilities may fluctuate and may impact our operations.

As of December 31, 2016, all of our facilities were fully drawn and the total borrowings under our credit facilities amounted to $526.6 million. We have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. Our ability to service debt under our credit facilities also will depend on market interest rates, since the interest rates applicable to our borrowings will fluctuate with the London Interbank Offered Rate, or LIBOR, or the prime rate. We do not currently hedge against increases in such rates and, accordingly, significant increases in such rate would require increased debt levels and reduce distributable cash. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all.

Our credit facilities contain restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions to unitholders, if our Board determines to do so again in the future.

We have a credit facility with Commerzbank AG and DVB Bank AG (the “July 2012 Credit Facility”), a term loan facility (the “Term Loan B Facility”) and we currently repaid the credit facility with ABN AMRO Bank N.V. (the “June 2016 Credit Facility”) and the credit facility with HSH Nordbank AG (the “April 2015 Credit Facility”). As of December 31, 2016, the outstanding loan balance under Navios Partners’ credit facilities was $526.6 million.

The operating and financial restrictions and covenants in our credit facilities and any future credit facilities could adversely affect our ability to finance future operations or capital needs to engage, expand or pursue our business activities and reduce cash available for distribution on our common units. For example, our credit facilities require the consent of our lenders or limit our ability to, among other items:

•	incur or guarantee indebtedness;

•	charge, pledge or encumber the vessels;

•	merge or consolidate;

•	change the flag, class or commercial and technical management of our vessels;

•	make cash distributions;

•	make new investments; and

•	sell or change the ownership or control of our vessels.

Our credit facilities also require us to comply with the International Safety Management Code, or ISM Code, and International Ship and Port Facilities Security Code, or ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

The July 2012 Credit Facility, the September 2014 Credit Facility, the April 2015 Credit Facility and the June 2016 Credit Facility also require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 105% to 140%; (ii) minimum free consolidated liquidity of $15.0 million as at December 31, 2016 and at least the higher of $20.0 million and the aggregate of interest and principal falling due during the previous six months all other times; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) ranging of less than 0.75 or 0.80: 1.00; and (v) maintain a minimum net worth to $135.0 million for the periods prior to any distributions by the Company. It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of each facility.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and is guaranteed by each subsidiary of Navios Partners. The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

Our ability to comply with the covenants and restrictions that are contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross default currently contained in certain of our loan agreements, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit facilities are secured by certain of our vessels, and if we are unable to repay borrowings under such credit facilities, lenders could seek to foreclose on those vessels.

In addition, our credit facilities prohibit the payment of distributions if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Events of default under our credit facilities include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	an event of insolvency or bankruptcy;

•	material adverse change in the financial position or prospects of us or our general partner;

•	failure of any representation or warranty to be materially correct; and

•	failure of Navios Holdings or its affiliates (as defined in the credit facilities agreements) to own at least 15% of us.

We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions.

We are a holding company, and we depend on the ability of our subsidiaries to dividend funds to us in order to satisfy our financial obligations or pay distributions, if any, in the future.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make distribution payments, if any, in the future depends on our subsidiaries and their ability to dividend funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may not exercise its discretion to pay distributions in the future. In addition, the declaration and payment of distributions, if any, in the future will depend on the provisions of Marshall Islands law affecting the payment of dividends to us. Marshall Islands law generally prohibits the payment of dividends if the subsidiary is insolvent or would be rendered insolvent upon payment of such dividend, and our distribution may be declared and paid out of our operating surplus. Dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Our ability to pay distributions, if any, in the future will also be subject to our satisfaction of certain requirements in accordance with financial covenants contained in our credit facilities.

We depend on Navios Holdings and its affiliates to assist us in operating and expanding our business.

Pursuant to the Management Agreement between us and the Manager, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to the Administrative Services Agreement between us and the Manager, the Manager provides to us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy depends significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us. We may also in the future contract with Navios Holdings for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Navios Holdings and its reputation and relationships in the shipping industry. If Navios Holdings suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

As we expand our business, we may have difficulty managing our growth, which could increase expenses.

We intend to seek to grow our fleet, either through purchases, the increase of the number of chartered-in vessels or through the acquisitions of businesses. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which could materially adversely affect our results of operations and financial condition.

Unlike newbuilding vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our unitholders.

Our growth depends on continued growth in demand for drybulk commodities, finished or semi-finished goods, and the shipping of drybulk cargoes as well as the shipping of containers.

Our growth strategy focuses on expansion in the drybulk and container shipping sectors. Accordingly, our growth depends on continued growth in world and regional demand for drybulk commodities, finished or semi-finished goods and the shipping of drybulk and containerized cargoes, which could be negatively affected by a number of factors, such as declines in prices for drybulk commodities or containerized cargoes, or general political and economic conditions.

Reduced demand for drybulk commodities and the shipping of drybulk and containerized cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies, of which China is especially important, and India have been the main driving force behind the current increase in seaborne drybulk trade and the demand for drybulk carriers. The Asian Pacific (particularly the Chinese) and Indian economies have also been significant suppliers of manufactured goods currently shipped by container to the developed markets of the OECD. A negative change in economic conditions in any Asian Pacific country, but particularly in China, Japan or India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of raw materials. For example, in 2016, China imported 1.008 billion tons of iron out of a total of 1.412 billion tons shipped globally accounting for about 71% of the global seaborne iron ore trade. While it only accounted for 18% of seaborne coal movements of coal in 2016 according to current estimates (201 million tons imported compared to 1.135 billion tons of seaborne coal traded globally), that is a decline from over 22% in 2013 (265 million tons imported compared to 1.180 billion tons of seaborne coal traded globally). Our dry bulk vessels are deployed by our charterers on routes involving dry bulk trade in and out of emerging markets, and our charterers’ dry bulk shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal or promoting the export of such coal. This may have the effect of reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for dry bulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our unitholders.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

Long-term time charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	the operator’s environmental, health and safety record;

•	compliance with International Maritime Organization, or IMO, standards and the heightened industry standards that have been set by some energy companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies that we use in our current markets. Many of these competitors have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the drybulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for long-term charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term charters, our vessels will not be available for trading in the spot market during an upturn in the drybulk and container market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy focuses on a gradual expansion of our fleet. Any acquisition of a vessel may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Additionally, the marine transportation and logistics industries are capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. If we finance the purchase of our vessels through the issuance of debt securities, it could result in:

•	default and foreclosure on our assets if our operating cash flow after a business combination or asset acquisition were insufficient to pay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

In addition, our business plan and strategy is predicated on buying vessels at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that charter rates and vessel asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all.

If we purchase any newbuilding vessels, delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.

If we purchase any newbuilding vessels, the shipbuilder could fail to deliver the newbuilding vessel as agreed or their counterparty could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages. We do not derive any revenue from a vessel until after its delivery and will be required to pay substantial sums as progress payments during construction of a newbuilding. While we expect to have refund guarantees from financial institutions with respect to such progress payments in the event the vessel is not delivered by the shipyard or is otherwise not accepted by us, there is a the potential that we may not be able to collect all portion of such refund guarantees, in which case we would lose the amounts of monies we have advanced to the shipyards for such progress payments.

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could materially adversely affect our results of operations and financial condition and our ability to make cash distributions.

We rely on the MLP structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The recent drop in energy prices has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to pay distributions or repay our debt.

The fall in energy prices and, in particular, the price of oil, among other factors, has contributed to increased volatility in the pricing of MLPs and the energy debt markets, as a number of MLPs and other energy companies may be adversely affected by a lower energy prices environment. A number of MLPs, including certain maritime MLPs, have reduced or eliminated their distributions to unitholders.

We rely on our ability to raise capital in the equity and debt markets to grow our fleet and to refinance our debt. A protracted deterioration in the valuation of our common units would increase our cost of capital, make any equity issuance significantly dilutive and may affect our ability to access capital markets and, as a result, our capacity to pay distributions to our unitholders and refinance or repay our debt.

The loss of a customer, charter or vessel could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter or vessel.

For the year ended December 31, 2016, our most significant counterparties were Hyundai Merchant Marine Co., Ltd. (“HMM”), Yang Ming Marine Transport Corporation and Mediterranean Shipping Co. S.A., which accounted for approximately 29.6%, 13.0% and 11.6%, respectively, of total revenues. For the year ended December 31, 2015, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for 24.0%, 17.4% and 11.4%, respectively of total revenues. For the year ended December 31, 2014, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd and Navios Corporation, which accounted for 24.4% and 11.0%, respectively, of total revenues. No other customers accounted for 10% or more of total revenues for any of the years presented.

The charterers in the containership sector consist of a limited number of liner companies. The five container vessels acquired and delivered into our fleet in the fourth quarter of 2013 and the two container vessels acquired and delivered into our fleet in the third and fourth quarter of 2014, are respectively chartered out to the same counterparty on long-term charters, which have a significant impact on our revenues. An additional container vessel acquired and delivered into our fleet in the second quarter of 2015, which is chartered out on long-term charter, with significant impact in our revenue. We agreed in June 2016 to sell this container vessel and was delivered to the purchaser in January 2017. The combination of any surplus of containership capacity and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates. We expect that a limited number of leading liner companies will continue to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our financial condition and results of operations.

Recently, HMM has faced financial difficulties and has developed a restructuring plan, which included restructuring agreements for five of our container vessels. The loss of these customers could result in a significant loss of revenues, cash flows and our ability to maintain or improve distributions over the long term, and to service or refinance our debt. We could lose this or any customer or the benefits of a charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer continues to face financial difficulties forcing it to declare bankruptcy, restructure its operations or to default under the charters;

•	the customer seeks to renegotiate the terms of the charter agreements due to prevailing economic and market conditions or due to continued poor performance by the charterer;

•	the customer exercises certain rights to terminate the charter;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel.

On August 31, 2016, Hanjin filed for rehabilitation. Navios Partners had two Capesize vessels chartered to Hanjin at a net rate of $29,356 per day until December 2020. In September, both vessels were redelivered to Navios Partners’ commercial management and were rechartered to third parties. Navios has filed claims for the lost revenues in accordance with the rehabilitation process. Rehabilitation proceedings were cancelled on February 2, 2017 and Hanjin entered into liquidation on February 17, 2017. Navios Partners’ claims will be assessed during these proceedings.

In August 2015, the Seoul Central District Court approved the second rehabilitation proceedings of Samsun Logix. One of our vessels chartered to Samsun Logix was redelivered in August 2015 and has been rechartered. The rehabilitation claim was sold to an unrelated third party. Navios Partners has no outstanding receivable from Samsun Logix.

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Partners received compensation of $31.0 million (which was received in April 2014). From the total compensation, $1.2 million was recorded immediately in the Statements of Operations within the caption of “Revenue”, which represents reimbursements for insurance claims submitted for the period prior to the date of the termination and the remaining amount of $29.8 million was recorded immediately in the Statements of Operations within the caption of “Other income”. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the year ended December 31, 2016 and 2015, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $9.2 million and $3.6 million, respectively, net of applicable deductions, of which $9.6 million and $3.8 million was recorded as “Other income” for the year ended December 31, 2016 and 2015, respectively.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia, filed for receivership. The charter contract was affirmed and was performed by KLC on its original terms, following an interim suspension period until April 2016 during which Navios Partners traded the vessel directly. On April 1, 2016, the vessel was delivered to KLC and the charter contract was resumed.

The risks and costs associated with vessels increase as the vessels age.

As of March 10, 2017, the vessels in our fleet had an average age of approximately 10.0 years and most dry cargo vessels have an expected life of approximately 25-28 years. We may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. Under the terms of the management agreement with the Manager, the costs of drydocking repairs are not included in the daily management fee, but will be reimbursed at cost upon occurrence.

We are subject to various laws, regulations and conventions, including environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. In addition, violations of environmental and safety regulations can result in substantial penalties and, in certain instances, seizure or detention of our vessels.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions, legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the IMO periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limiting SOx emissions only), the North Sea area including the English Channel (limiting SOx emissions only), and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI, which is scheduled for adoption in 2017 and would take effect in January 2021. The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% m/m in ECAs established to limit SOx and particulate matter emissions.

After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016.

California has adopted more stringent low sulfur fuel requirements within California-regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations, including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention stipulates that it will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention will enter into force on September 8, 2017. As of February 7, 2017, the BWM Convention had 54 contracting states for 53.30% of world gross tonnage. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. The Energy Efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, with which the industry will have to comply. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

We operate a fleet of dry cargo vessels that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the Oil Pollution Act of 1990 (the “OPA”) discussed below, are particularly stringent.

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008, and as of February 7, 2017 had 83 contracting states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The CLC and Bunker Convention also provide vessel owners a right to limit their liability, depending on the applicable national or international regime. The CLC includes its own liability limits. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution.

Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone (the “EEZ”). Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

In addition to potential liability under the federal OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. In February 2017, EU members states met to consider independently regulating the shipping industry under the Emissions Trading System (“ETS”), which requires ETS-regulated businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. If the bill becomes law, the ETS may result in additional compliance costs for our vessels.

In response to the Deepwater Horizon incident, the EU issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive was implemented on July 19, 2015. As far as the environment is concerned, the UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide, methane, and nitrogen oxides. In the U.S., the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which currently do not include the shipping industry). The EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO.

At its 64th session (2012), the IMO’s Marine Environment Protection Committee (the “MEPC”) indicated that 2015 was the target year for member states to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquefied Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process, and an ad hoc working group was established.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The Roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013, the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation (as defined below) to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation (2015/757) was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

We cannot predict with any degree of certainty what effect, if any possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or those of Navios Holdings who provide us with significant managerial services could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

The Manager acting on our behalf may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew.

Our success will depend in part on the Manager’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and we may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have a significant financial impact on us.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the U.S., the EU and other jurisdictions.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the U.S. or other governments or organizations, including the United Nations, the EU and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, or prohibitions/restrictions on, business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific trade and investment activities involving Iran.

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. companies and their foreign branches, U.S. citizens, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the nuclear-related sanctions with respect to Iran (including, among others, CISADA, ITRA, and IFCA) were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed, except in a very limited fashion. Additionally, the sanctions lifted under the JCPOA could be reimposed (“snapped back”) at any time if Iran violates the JCPOA.

After the lifting of most of the nuclear-related sanctions on January 16, 2016, EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

i.	Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminum and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

ii.	Goods listed in the Nuclear Suppliers Group list (as listed in Annex I to the EU Regulation);

iii.	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv.	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Dealing with the above is no longer prohibited, but prior authorization must be obtained first and is granted on a case-by-case basis. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly, to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and EU have implemented sanctions against certain persons and entities.

The EU has imposed travel bans and asset freezes on certain persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports, including Kerch Commercial Seaport, Sevastopol Commercial Seaport and Port Feodosia, are subject to the above restrictions. Other entities are subject to sectoral sanctions which limit the provision of loans or credit to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on imports from Crimea, and it has also tightened restrictions on exports of certain goods and technology to Russia.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other EU Economic Sanctions Targets

The EU also maintains sanctions against Syria, Sudan, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

Compliance

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Midstream and Navios Holdings, we cannot give any assurance that an adverse finding against Navios Midstream or Navios Holdings by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Midstream, Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common units.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in most circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.’s Bribery Act.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.

The operation of ocean-going vessels entails certain inherent risks that may materially adversely affect our business and reputation, including:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up a spill could substantially lower our revenues by taking vessels out of operation permanently or for periods of time. The involvement of our vessels in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business.

The operation of vessels, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shift, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel.

The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to pay distributions.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages against such vessel. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted. We are not currently aware of the existence of any such maritime lien on our vessels.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in the fleet.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels may call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, financial condition, results of operations, cash flows, and our ability to pay dividends.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. Our owned fleet is currently enrolled with American Bureau of Shipping, Nippon Kaiji Kiokai, Bureau Veritas, DNVGL, and Lloyd’s Register.

A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

We are subject to inherent operational risks that may not be adequately covered by our insurance.

The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain strike or off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents except in cases of loss of hire up to a limited number of days due to war or a piracy event. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our unitholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which can result in significant increased overall costs to us.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations.

We may be subject to calls, or premiums, in amounts based not only on our claim records but also the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, as of December 31, 2016, the value of the U.S. dollar as compared to the Euro increased by approximately 4.0% compared with the respective value as of December 31, 2015. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Political and government instability, terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. Terrorist attacks, such as the attacks in the United States on September 11, 2001 and the United States’ continuing response to these attacks, and in Paris on January 7, 2015 and on November 13, 2015, the bombings in Spain on March 11, 2004 and in Brussels on March 22, 2016, and the attacks in London on July 7, 2005, the recent conflicts in Iraq, Afghanistan, Syria, Ukraine and other current and future conflicts, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition title or seize our vessels. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition our vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, one of our vessels, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, a vessel owned by our affiliate, Navios Maritime Acquisition Corporation, the Nave Atropos, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by Navios Maritime Acquisition Corporation (“Navios Acquisition”), came under attack from pirate action groups on her way out from her loading terminal about 50NM off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. These piracy attacks resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (“JWC”) “war and strikes” listed areas. Premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common units to decline.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The renewed crisis in Argentina, civil unrest in Ukraine and other parts of the world, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries, including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European banks, which may expose us to a loss of cash deposits or cash equivalents.

The credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments took highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Additionally, uncertainty regarding tax policy and government spending in the United States have created an uncertain environment which could reduce demand for our services. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (the “SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Any changes to securities, tax, environmental, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows, and could cause the market price of our common units to decline.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank (the “ECB”), revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as balloon payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new vessel acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or new business acquisitions.

In addition, the economic uncertainty worldwide has markedly reduced demand for shipping services and has decreased shipping rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Pacific Asian countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values and could do so in the future.

In addition, as a result of the ongoing political and economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, the operations of our managers located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our managers located in Greece.

We could face risks attendant to changes in economic environments, changes in interest rates, tax policies, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the U.S., Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

The New York Stock Exchange may delist our securities from trading on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the New York Stock Exchange (“NYSE”), a national securities exchange. Although we currently satisfy the NYSE minimum listing standards, which requires that we meet certain requirements relating to unitholders’ equity, including certain share price criteria, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that our securities will continue to be listed on NYSE in the future.

If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future;

•	limited liquidity for our unitholders due to thin trading; and

•	loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), loss of preferential capital gain tax rates for certain dividends received by certain non-corporate U.S. holders, and loss of “mark-to-market” election by U.S. holders in the event we are treated as a passive foreign investment company (“PFIC”).

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new ships are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect our ability to recharter our vessels, the amount of charter payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our financial condition, results of operations and cash flows, and our ability to pay dividends, could be adversely affected.

Navios Holdings, Navios Acquisition, Navios Maritime Midstream Partners L.P. (“Navios Midstream”) and their affiliates may compete with us.

Pursuant to the omnibus agreement that we entered into with Navios Holdings in connection with the closing of the IPO (the “Omnibus Agreement”), Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of the Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

In connection with the Navios Midstream initial public offering and effective November 18, 2014, Navios Partners entered into the Omnibus Agreement with Navios Midstream, Navios Acquisition and Navios Holdings (the “Navios Midstream Omnibus Agreement”) pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

Common unitholders have limited voting rights and our partnership agreement restricts the voting rights of common unitholders owning more than 4.9% of our common units.

Holders of our common units have only limited voting rights on matters affecting our business. We hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders may only elect four of the seven members of our board of directors. The elected directors are elected on a staggered basis and serve for three year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts common unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of the common units then outstanding, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such common unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected independent directors.

Our general partner and its affiliates, including Navios Holdings, own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of unitholders.

Navios Holdings indirectly owns a 2.0% general partner interest in us through our general partner, which Navios Holdings owns and controls, and directly owns a 17.4% limited partner interest in us. All of our officers and three of our directors are directors and/or officers of Navios Holdings and its affiliates, and our Chief Executive Officer is also the Chief Executive Officer of Navios Acquisition, Navios Midstream, and Navios Holdings. As such these individuals have fiduciary duties to Navios Holdings, Navios Midstream, and Navios Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Holdings, Navios Midstream, or Navios Acquisition or which otherwise are not in our best interests or those of our unitholders. Conflicts of interest may arise between Navios Acquisition, Navios Holdings, Navios Midstream and their respective affiliates including our general partner, on the one hand, and us and our unitholders on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Navios Holdings or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Navios Holdings’ officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Navios Holdings, which may be contrary to our interests;

•	our general partner and our board of directors are allowed to take into account the interests of parties other than us, such as Navios Holdings, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

•	our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	our general partner and our board of directors will be involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units.

Although a majority of our directors will be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors.

Our officers face conflicts in the allocation of their time to our business.

Navios Holdings, Navios Midstream, and Navios Acquisition conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to Navios Acquisition, Navios Holdings, Navios Midstream and their respective affiliates. Our officers are not required to work full-time on our affairs and are required to devote time to the affairs of Navios Acquisition, Navios Holdings, Navios Midstream and their respective affiliates. Each of our Chief Executive Officer and our Chief Financial Officer is also an executive officer of Navios Holdings, and our Chief Executive Officer is the Chief Executive Officer of Navios Acquisition, Navios Midstream, and Navios Holdings.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Navios Holdings. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership;

•	appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Fees and cost reimbursements, which the Manager determines for services provided to us, are significant, are payable regardless of profitability and reduce our cash available for distribution.

Under the terms of our existing Management Agreement, as amended in each of October 2013, August 2014, February 2015 and in February 2016, with the Manager, we pay a fixed daily fee of: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per container vessel of TEU 6,800; (e) $7,400 daily rate per container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017 for technical and commercial management services provided to us by the Manager. Maintenance for our vessels and expenses related to drydocking expenses under this agreement will be reimbursed at cost upon occurrence. The term of the management agreement is until December 31, 2017.

The fixed daily fee paid to the Manager includes all costs incurred in providing certain commercial and technical management services to us. All of the fees we are required to pay to the Manager under the management agreement are payable without regard to our financial condition or results of operations. In addition, the Manager provides us with administrative services, including the services of our officers and directors, pursuant to the Administrative Services Agreement which has a term until December 31, 2017, and we reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The fees and reimbursement of expenses to the Manager are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions to unitholders.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•	The vote of the holders of at least 66 2/3 % of all the then outstanding common units, voting together as a single class is required to remove the general partner. Navios Holdings currently owns approximately 17.4% of the total number of outstanding common units.

•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of the common units then outstanding, any such common units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	We have substantial latitude in issuing equity securities without unitholder approval.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

Substantial future sales of our common units in the public market including through our continuous offering sales program could cause the price of our common units to fall.

On November 18, 2016, we entered into a continuous offering program sales agreement with S. Goldman Capital LLC, as our sales agent, for the offer and sale of up to $25 million in aggregate amount of our common units from time to time through the sales agent. Sales of the units are to be made pursuant to the Company’s shelf registration statement, filed on Form F-3 with the SEC and declared effective on January 15, 2014. The sales agent is not required to sell any specific number or dollar amount of our common units but will use its commercially reasonable efforts, subject to the terms of the continuous offering program sales agreement, to sell that number of shares up to $25 million of our common units upon our request. Sales of the shares may be made by any means permitted by law and deemed to be an “at-the-market” offering as defined in Rule 415 of the Securities Act of 1933, as amended, and will generally be made by means of brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, or as otherwise agreed with the sales agent. Whether we choose to affect future sales under the continuous offering program will depend upon a variety of factors, including, among others, market conditions and the trading price of our common units relative to other sources of capital. The issuance from time to time of new common units through the continuous offering program or in any other equity offering, or the perception that such sales may occur, could have the effect of depressing the market price of our common units.

You may experience future dilution as a result of future equity offerings and other issuances of our common units or other securities.

In order to raise additional capital, we may in the future offer additional shares of our common units or other securities convertible into or exchangeable for our common units, including convertible debt. We cannot predict the size of future issuances or sales of our common units, including those made pursuant to the continuous offering program sales agreement or in connection with future acquisitions or capital activities, or the effect, if any, that such issuances or sales may have on the market price of our common units. The issuance and sale of substantial amounts of common units, including issuance and sales pursuant to the continuous offering program sales agreement, or announcement that such issuance and sales may occur, could adversely affect the market price of our common units. In addition, we cannot assure you that we will be able to make future sales of our common units or other securities in any other offering at a price per unit that is equal to or greater than the price per unit paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights that are superior to existing unitholders. The price per unit at which we sell additional common units or other securities convertible into or exchangeable for our common units in future transactions may be higher or lower than the price per unit in this offering, and could adversely impact the trading price of our common units.

Our management will have broad discretion with respect to the use of the proceeds resulting from the issuance of common units under the continuous offering program.

Our management will have broad discretion in the application of the net proceeds from continuous offering program and could spend such proceeds in ways that do not improve our results of operations or enhance the value of our common units. The failure by our management to apply these funds effectively could result in financial losses and cause the price of our common units to decline. Pending their use, we may invest the net proceeds from continuous offering program in a manner that does not produce income or that loses value.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates, including Navios Holdings, own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Unitholders may also incur a tax liability upon a sale of their units.

As of April 10, 2017, Navios Holdings directly owned 28,421,233 common units and 3,008,908 general partner units through our general partner (which Navios Holdings owns and controls), which together represent a 20.9% interest in us based on all outstanding common units and general partnership units.

Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, unitholders could be held liable for our obligations to the same extent as a general partner if they participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement will allow us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business.

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline. In addition, our interest expense will increase, since initially our debt will bear interest at a floating rate, subject to any interest rate swaps we may enter into the future.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law; as a result, unitholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited partnership in the United States.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our officers or directors than would unitholders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands and our business is operated primarily from our office in Monaco, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our office in Monaco. In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands, Monaco and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

Tax Risks

In addition to the following risk factors, you should read the section entitled “Material U.S. Federal Income Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of common units.

We may be subject to taxes, which may reduce our cash available for distribution to our unitholders.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2016 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the Code, 50.0% of the gross transportation income of a vessel- owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. Source International Transportation Income. U.S. Source International

Transportation Income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. Source International Transportation Income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings) applies, unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

Based on an opinion of counsel, and certain assumptions and representations, we believe that we have qualified for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes for our 2016 taxable year. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S. Source International Transportation Income or, if such U.S. Source International Transportation Income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for those years. Our failure to qualify for the Section 883 exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

We intend that our affairs and the business of each of our controlled affiliates will be conducted and operated in a manner that minimizes income taxes imposed upon us and these controlled affiliates or which may be imposed upon you as a result of owning our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in such a manner that our unitholders should not be considered to be carrying on business in one or more non-U.S. countries including Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any particular country will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the management agreement and the administrative services agreement we will enter into with the Manager, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

In addition to the following risk factors, you should read the section entitled “Material U.S. Federal Income Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of common units.

We may be subject to taxes, which may reduce our cash available for distribution to our unitholders.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a FIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected method of operation, and on opinion of counsel, we believe that we were not a PFIC for our 2016 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from time chartering activities and the assets we own that are engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income from all sources for each taxable year after our initial taxable year and the fair market value of our vessels contracted under time charters exceeds 50.0% of the average fair market value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any taxable year. This opinion is based on representations and projections provided by us to our counsel regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service, or the IRS, will accept this position.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the Code, 50.0% of the gross transportation income of a vessel- owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. Source International Transportation Income. U.S. Source International Transportation Income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. Source International Transportation Income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings) applies, unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

Based on an opinion of counsel, and certain assumptions and representations, we believe that we have qualified for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes for our 2016 taxable year. However, there are factual circumstances, including some that may be beyond our control that could cause us to lose the benefit of this tax exemption. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. In addition, our conclusion that we qualify for this exemption, as well as the conclusions in this regard of our counsel, Thompson Hine LLP, is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification for this tax exemption.

If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S. Source International Transportation Income or, if such U.S. Source International Transportation Income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for those years. Our failure to qualify for the Section 883 exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

We intend that our affairs and the business of each of our controlled affiliates will be conducted and operated in a manner that minimizes income taxes imposed upon us and these controlled affiliates or which may be imposed upon you as a result of owning our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in such a manner that our unitholders should not be considered to be carrying on business in one or more non-U.S. countries including Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any particular country will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the management agreement and the administrative services agreement we will enter into with the Manager, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our consolidated earnings to our consolidated fixed charges for the periods indicated.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Ratio of Earnings to fixed charges	(A)	2.32	3.33	4.31	8.14
(A) Additional pre-tax income from continuing operations before adjustment for income or loss from equity investees necessary to generate a ratio of earnings to fixed charges of 1.00	$52,490	N/A	N/A	N/A	N/A

(1)	For purposes of computing our ratio of earnings to fixed charges on a consolidated basis, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees and (b) fixed charges. Fixed charges represent (i) interest expensed, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) an estimate of interest within time-charter hire, which is the portion deemed representative of the interest factor and is calculated as one-third of the net rent expense.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus that are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions on our common units;

•	our future financial condition or results of operations and our future revenues and expenses;

•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	future charter hire rates and vessel values;

•	the repayment of debt;

•	our ability to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, dry cargo commodities;

•	increases in interest rates;

•	our ability to maintain long-term relationships with major commodity traders, operators and liner companies;

•	our ability to leverage to our advantage Navios Holdings’ relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	our track record, and past and future performance, in safety, environmental and regulatory matters;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our expenses under the management agreement, as amended, and the administrative services agreement with Navios ShipManagement Inc., a subsidiary of Navios Holdings, and for reimbursements for fees and costs of our general partner;

•	estimated future maintenance and replacement capital expenditures;

•	future sales of our common units in the public market;

•	a lack of sufficient cash to pay the quarterly distribution on our common units;

•	the cyclical nature of the international dry cargo and container shipping industry;

•	fluctuations in charter rates for dry cargo carriers and container vessels;

•	the high numbers of newbuildings currently under construction in the dry cargo industry;

•	changes in the market values of our vessels and the vessels for which we have purchase options;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the loss of any customer or charter or vessel;

•	the aging of our fleet and resultant increases in operations costs;

•	damage to our vessels;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, terrorism and piracy;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the changes to the regulatory requirements applicable to the shipping industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	the anticipated taxation of our partnership and our unitholders;

•	expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular;

•	our ability to retain key executive officers;

•	customers’ increasing emphasis on environmental and safety concerns;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors; and

•	other factors detailed from time to time in our periodic reports filed with the Securities and Exchange Commission.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016, in this prospectus and any prospectus supplement.

The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, we currently intend to use the net proceeds from this offering for general partnership purposes, including future acquisitions.

We may set forth additional information on the use of net proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific offering.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2016.

The historical data in the table is derived from our consolidated financial statements, which are incorporated by reference herein from our Annual Report on Form 20-F reporting operating results for the year ended December 31, 2016.

As of December, 2016
(Unaudited) (In thousands of U.S. dollars)
Long-term Debt, net (including current portion and excluding deferred financing fees and debt discount)(1)(2)	$528,097
Partner’s Capital:
Common Unitholders (83,323,911 units issued and outstanding as of December 31, 2016)(3)	677,081
General Partner(3)(4) (1,700,493 units issued and outstanding as of December 31, 2016)	3,128

Total Partners’ Capital	680,209

Total Capitalization	$1,208,306

(1)	Long-term debt (including current portion) excludes deferred financing costs of $2,850 and debt discount of $1,471 as of December 31, 2016.
(2)	On January 12, 2017, in connection to the sale of the MSC Cristina, Navios Partners fully repaid the outstanding balance of $70,950 of the April 2015 Credit Facility and the outstanding balance of $29,000 of the April 2016 Credit Facility. As of December 31, 2016, the outstanding balance of the April 2015 Credit Facility and the April 2016 Credit Facility amounted to $70,950 and $29,000, respectively.

On March 14, 2017, upon completion of the refinancing of the Term Loan B, the outstanding balance of debt has increased by $18,708. As of December 31, 2016, the outstanding balance of the Term Loan B amounted to $386,292.

Subsequent to December 31, 2016 and as of April 10, 2017, Navios Partners has repaid, excluding the prepayments discussed above, the amount of $3,700 of long-term indebtedness.
(3)	Subsequent to December 31, 2016, and as of April 10, 2017, Navios Partners’ common and general partner units issued and outstanding are 147,436,276 and 3,008,908, respectively, of which; (i) 1,200,442 common units and 24,498 general partner units issued in connection with the Continuous Offering Program Sales Agreement; (ii) 2,040,000 common units and 41,633 general partner units issued to certain of the Company’s directors and officers; (iii) 13,076,923 common units and 266,876 general partner units issued to Navios Holdings in connection with the sale of certain loans to Navios Partners, previously funded by Navios Holdings to Navios Europe Inc. totaling approximately $23.0 million; and (iv) 47,795,000 common units and 975,408 general partner units issued in connection with the registered direct equity offering completed in March 2017.
(4)	The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common units outstanding divided by 98.0%) by the general partner’s 2.0% general partner interest.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

As of December 31, 2016, there were 83,323,911 common units outstanding. Our common units began trading on the NYSE on November 16, 2007, at an initial offering price of $20.00 per unit. Our common units are traded on the NYSE under the symbol “NMM.”

The following table sets forth, for the periods indicated, the high and low sales prices for our common units, as reported on the NYSE. The last reported sale price of common units on the NYSE on April 7, 2017 was $2.15 per common unit.

	Price Range
	High	Low
Year Ended:
December 31, 2016	$3.07	$0.80
December 31, 2015	$13.89	$2.71
December 31, 2014	$20.40	$9.67
December 31, 2013	$19.45	$12.84
December 31, 2012	$16.94	$11.59
December 31, 2011	$21.38	$11.31
Quarter Ended:
March 31, 2017	$2.63	$1.47
December 31, 2016	$2.10	$1.18
September 30, 2016	$1.68	$1.28
June 30, 2016	$1.85	$1.17
March 31, 2016	$3.07	$0.80
December 31, 2015	$8.75	$2.71
September 30, 2015	$11.41	$6.96
June 30, 2015	$13.22	$10.63
Month Ended:
April 30, 2017 (through April 7, 2017)	$2.15	$1.96
March 31, 2017	$2.63	$1.85
February 28, 2017	$2.04	$1.59
January 31, 2017	$1.73	$1.47
December 31, 2016	$1.69	$1.41
November 30, 2016	$2.10	$1.18
October 31, 2016	$1.45	$1.28
September 30, 2016	$1.50	$1.30
August 31, 2016	$1.68	$1.36

Quarterly Distributions

The following table sets forth, for the periods indicated, the approximate amounts of cash distributions that we have declared and paid:

Distributions for Quarter Ended	Amount of Cash Distributions	Cash Distributions per Unit
December 31, 2016	—	—
September 30, 2016	—	—
June 30, 2016	—	—
March 31, 2016	—	—
December 31, 2015	—	—
September 30, 2015	$114.3 million	$0.2125 per unit
June 30, 2015	$76.2 million	$0.4425 per unit

THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize all the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If we indicate in the applicable prospectus supplement, the terms of the securities may differ from the terms we have summarized below. We will also include information in the prospectus supplement, where applicable, about material United States federal income tax considerations, if any, relating to the securities, and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more offerings:

•	common units; and/or

•	debt securities.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

COMMON UNITS

The Units

The common units represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement.

For a description of the relative rights and privileges of holders of common units in and to partnership distributions, please read the section “Our Cash Distribution Policy and Restrictions on Distributions” herein. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement” in the prospectus dated November 12, 2007 included in our registration statement on Form F-1, as amended, initially filed with the SEC on October 26, 2007.

Transfer Agent and Registrar

Duties

Continental Stock Transfer & Trust Company serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, executive officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly. We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units. Until a common unit has been transferred on our books, we and the transfer agent may treat the recordholder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. If we so indicate in a prospectus supplement, the terms of any debt securities we offer under that prospectus supplement may differ from the terms we describe below.

The debt securities we may offer and sell pursuant to this prospectus will be either senior debt securities or subordinated debt securities. We will issue the senior notes under the senior indenture, which we will enter into with a trustee to be named in the senior indenture. We will issue the subordinated notes under the subordinated indenture, which we will enter into with a trustee to be named in the subordinated indenture. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act. We use the term “debenture trustee” to refer to either the senior trustee or the subordinated trustee, as applicable.

The following summaries of material provisions of any series of debt securities and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities.

General

We will describe in each prospectus supplement the following terms relating to a series of notes:

•	the title;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of notes in global form, the terms and who the depository will be;

•	the maturity date;

•	the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the notes will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be made;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the date, if any, after which, and the price at which, we may, at our option, redeem the series of notes pursuant to any optional redemption provisions;

•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of notes;

•	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves;

•	whether we will be restricted from incurring any additional indebtedness;

•	a discussion of any material or special United States federal income tax considerations applicable to the notes;

•	the denominations in which we will issue the series of notes, if other than denominations of $1,000 and any integral multiple thereof; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities.

Conversion or Exchange Rights

We will set forth in the prospectus supplement the terms on which a series of notes may be convertible into or exchangeable for common units or other securities of ours. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of common units or other securities of ours that the holders of the series of notes receive would be subject to adjustment.

Consolidation, Merger or Sale

The indentures do not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the notes, as appropriate.

Events of Default under the Indenture

The following are events of default under the indentures with respect to any series of notes that we may issue:

•	if we fail to pay interest when due and our failure continues for 90 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;

•	if we fail to observe or perform any other covenant contained in the notes or the indentures, other than a covenant specifically relating to another series of notes, and our failure continues for 90 days after we receive notice from the debenture trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur as to us.

If an event of default with respect to notes of any series occurs and is continuing, the debenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series, by notice to us in writing, and to the debenture trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

The holders of a majority in principal amount of the outstanding notes of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any such waiver shall cure the default or event of default.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debenture trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of notes, unless such holders have offered the debenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the notes of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•	subject to its duties under the Trust Indenture Act, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the notes of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the debenture trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and such holders have offered reasonable indemnity, to the debenture trustee to institute the proceeding as trustee; and

•	the debenture trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding notes of that series other conflicting directions within 60 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of notes if we default in the payment of the principal, premium, if any, or interest on, the notes.

We will periodically file statements with the debenture trustee regarding our compliance with specified covenants in the indentures.

Modification of Indenture; Waiver

We and the debenture trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of notes of any series.

In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes of each series that is affected. However, we and the debenture trustee may only make the following changes with the consent of each holder of any outstanding notes affected:

•	extending the fixed maturity of the series of notes;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any notes; or

•	reducing the percentage of notes, the holders of which are required to consent to any amendment.

Discharge

Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We will issue the notes of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue notes of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to that series.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the notes of any series can exchange the notes for other notes of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the notes may present the notes for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the notes that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any notes. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.

If we elect to redeem the notes of any series, we will not be required to:

•	issue, register the transfer of, or exchange any notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any notes that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any notes we are redeeming in part.

Information Concerning the Debenture Trustee

The debenture trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the debenture trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any notes on any interest payment date to the person in whose name the notes, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the notes of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check which we will mail to the holder. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the debenture trustee in the City of New York as our sole paying agent for payments with respect to notes of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the notes of a particular series. We will maintain a paying agent in each place of payment for the notes of a particular series.

All money we pay to a paying agent or the debenture trustee for the payment of the principal of or any premium or interest on any notes which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

The indentures and the notes will be governed by and construed in accordance with the laws of the Republic of Marshall Islands, except to the extent that the Trust Indenture Act is applicable.

Subordination of Subordinated Notes

The subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated notes which we may issue. It also does not limit us from issuing any other secured or unsecured debt.

LEGAL OWNERSHIP OF SECURITIES

We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as “indirect holders” of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

Only the person in whose name a security is registered is recognized as the holder of that security. Securities issued in global form will be registered in the name of the depositary or its participants. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

Street Name Holders

We may terminate a global security or issue securities in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders

Our obligations, as well as the obligations of any applicable trustee and of any third parties employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass the payment or notice along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture or for other purposes. In such an event, we would seek approval only from the holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is the responsibility of the holders.

Special Considerations for Indirect Holders

If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security is a security held by a depositary which represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms.

Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe under “Legal Ownership of Securities” above;

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	The depositary may, and we understand that DTC will, require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will be Terminated

In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

The global security will terminate when the following special situations occur:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through dealers or agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of such methods.

We will set forth in a prospectus supplement the terms of the offering of securities, including:

•	the name or names of any agents, dealers or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act.

We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

Certain persons that participate in the distribution of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including over-allotment, stabilizing and short-covering transactions in such securities, and the imposition of penalty bids, in connection with an offering. Certain persons may also engage in passive market making transactions as permitted by Rule 103 of Regulation M. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy will be affected by restrictions on distributions under our existing credit facilities which contain material financial tests and covenants that must be satisfied and we will not pay any distributions that will cause us to violate our existing credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in the existing credit facilities or if we are otherwise in default under our existing credit facilities, our ability to make cash distributions to you, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our General Partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner assume that our General Partner maintains its 2.0% general partner interest and assume our General Partner has not transferred the incentive distribution rights.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98.0%	2.0%
First Target Distribution	up to $0.4025	98.0%	2.0%
Second Target Distribution	above $0.4025 up to $0.4375	85.0%	15.0%
Third Target Distribution	above $0.4375 up to $0.525	75.0%	25.0%
Thereafter	above $0.525	50.0%	50.0%

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective beneficial owners of our common units and, unless otherwise noted in the following discussion, is the opinion of Thompson Hine LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Internal Revenue Code (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this prospectus and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Partners L.P.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g ., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States) or to beneficial owners that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or (iv) beneficial owners of common units that own 2.0% or more (by vote or value) of our common units, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been obtained or will be requested from the IRS, regarding any matter affecting us or prospective holders of our common units. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. Each prospective beneficial owner of our common units should consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.

Election to Be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on their shares of our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units as described below. For a further discussion of our treatment for U.S. federal income tax purposes, please see pages 43 to 45, 64 to 67, 104, and 120 to 127 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2016, which is incorporated by reference into this prospectus.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person.”

Distributions

Subject to the discussion below of the rules applicable to a passive foreign investment company (a “PFIC”), any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which will be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common units on a dollar-for-dollar basis, and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common units for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to the common units will be treated as foreign source income and generally will be treated as “passive category income” for U.S. foreign tax credit purposes.

Dividends received with respect to our common units by a U.S. Holder who is an individual, trust or estate (a “non-corporate U.S. Holder”) generally will be treated as “qualified dividend income” that is taxable to such non-corporate U.S. Holder at preferential capital gain tax rates, provided that: (i) subject to the possibility that our common units may be delisted by a qualifying exchange, our common units are traded on an “established securities market” in the United States (such as the NYSE where our common units are traded) and are “readily tradeable” on such an exchange; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the non-corporate U.S. Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a U.S. Holder’s adjusted tax basis (or fair market value upon the U.S. Holder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a U.S. Holder’s adjusted tax basis (or fair market value) in a common unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in the common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed under “—Distributions” above). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.

A corporate U.S. Holder’s capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of our common units, such U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

Long-term capital gains of non-corporate U.S. Holders are subject to the favorable tax rate of a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common units to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) annually and may carry forward a capital loss to its succeeding taxable years until fully utilized.

PFIC Status and Significant Tax Consequences

In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units, either:

•	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we will not be a PFIC with respect to any taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

Our counsel’s opinion is based principally on their conclusion that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.

Our counsel has advised us that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and rulings supporting our position that the income from our time chartering activities constitutes services income (rather than rental income). There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

The opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of our counsel in support of our position, there is a possibility that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, the U.S. Holder may be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common units. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date which is three years after the date on which such report is filed.

It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an “Electing Holder”), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in our common units will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common units and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common units in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return. If, contrary to our expectations, we were to determine that we are treated as a PFIC for any taxable year, we would notify all U.S. Holders and would provide all necessary information to any U.S. Holder that requests such information in order to make the QEF election described above with respect to us and the relevant subsidiaries. A QEF election would not apply to any taxable year for which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless the IRS consents to the revocation of the election.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, subject to the possibility that our common units may be delisted by a qualifying exchange, our common units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common units owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common units are no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” Additionally, to the extent that any of our subsidiaries is a PFIC, a “mark-to-market” election with respect to our common units would not apply to the U.S. Holder’s deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution ( i.e. , the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

•	the excess distribution and any gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such common units. Additionally, to the extent that any of our subsidiaries is a PFIC, the foregoing consequences would apply to the U.S. Holder’s deemed receipt of any excess distribution on, or gain deemed realized on the disposition of, the stock of such subsidiary deemed owned by the U.S. Holder.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” (or “undistributed net investment income,” in the case of an estate or trust) for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include dividends paid with respect to our common units and net gain attributable to the disposition of our common units not held in connection with certain trades or businesses, but will be reduced by any deductions properly allocable to such income or net gain.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a “Non-U.S. Holder.”

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units may be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding (currently at a rate of 28%), if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be reported on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A U.S. Holder generally is required to certify its compliance with the backup withholding rules on IRS Form W-9.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI, or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by filing a U.S. federal income tax return with the IRS.

Individual U.S. Holders (and to the extent specified in applicable U.S. Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including our common units, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common units, unless such common units are held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

MARSHALL ISLANDS TAX CONSEQUENCES

The following discussion is the opinion of Reeder & Simpson P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH PROSPECTIVE UNITHOLDER MUST CONSULT HIS OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF OWNERSHIP OF COMMON UNITS UNDER THE UNITHOLDER’S PARTICULAR CIRCUMSTANCES.

OTHER TAX JURISDICTIONS

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

EACH PROSPECTIVE UNITHOLDER MUST CONSULT HIS OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF OWNERSHIP OF COMMON UNITS UNDER THE UNITHOLDER’S PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Reeder & Simpson P.C., Marshall Islands counsel, will provide us with an opinion as to the legal matters in connection with the securities we are offering. Unless otherwise specified in a prospectus supplement, the validity of the debt securities will be passed upon for us by Thompson Hine LLP. In connection with particular offerings of debt securities in the future, the validity of those debt securities also may be passed upon for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

EXPENSES

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and the financial advisory fee, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee		$19,994
Financial Industry Regulatory Authority, Inc. filing fee		*
NYSE listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving costs		*
Transfer agent fees		*
Miscellaneous		*

Total	$	*

*	Amounts to be provided in a prospectus supplement or in a Current Report on Form 6-K subsequently incorporated by reference into this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the year ended December 31, 2016, filed on March 13, 2017 (the “Form 20-F”);

•	our Report on Form 6-K, filed on March 21, 2017;

•	all subsequent reports on Form 20-F shall be deemed to be incorporated by reference into this prospectus and deemed to be part hereof after the date of this prospectus but before the termination of the offering by this prospectus;

•	our reports on Form 6-K furnished to the SEC subsequent to the date of the initial registration statement and prior to effectiveness of the registration statement, and after the date of this prospectus, only to the extent that the forms expressly state that we incorporate them by reference in this prospectus; and

•	the description of our common units contained in our Registration Statement on Form 8-A filed on November 7, 2007, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. We will also provide each person to whom a prospectus is delivered, a copy of any or all information that has been incorporated by reference into this prospectus, but not delivered with this prospectus. You may request a copy of any document incorporated by reference in this prospectus (excluding exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost by visiting our Internet website at www.navios-mlp.com, or by writing or calling us at the following address:

Navios Maritime Partners L.P.

7, Avenue de Grande Bretagne, Office 11B2

Monte Carlo MC 98000 Monaco

(011) + (377) 9798-2140

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Government Filings

As required by the Securities Act, we filed a registration statement on Form F-3 relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We, as a “foreign private issuer,” are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of common units. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we anticipate filing with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also anticipate furnishing quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 75 days after the end of such quarter.

You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.

Documents may also be inspected at the offices of the Financial Industry Regulatory Authority at 1735 K Street, Washington, D.C. 20006.

Information provided by the Company

We will furnish holders of our common units with annual reports containing audited financial statements and corresponding reports by our independent registered public accounting firm, and intend to furnish quarterly reports containing selected unaudited financial data for the three first quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Operating and Financial Review and Prospects” section for the relevant periods. As a “foreign private issuer,” we were exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to any shareholder in accordance with the rule of the NYSE, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition as a “foreign issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

This prospectus is only part of a registration statement on Form F-3 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules:

•	without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site or our web site.

ENFORCEABILITY OF CIVIL LIABILITIES AND

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and the directors and officers of our general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors, our general partner, our subsidiaries or the directors and officers of our general partner or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed the Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, to accept service of process on our behalf in any such action.

Reeder & Simpson P.C., our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of the Marshall Islands would (1) recognize or enforce against us, our general partner or our general partner’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us, our directors, our general partner or our general partner’s directors and officers in original actions brought in the Marshall Islands, based on these laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We have obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

18,422,000 Common Units

Navios Maritime Partners L.P.

Representing Limited Partnership Interests

$1.90 per common unit

PROSPECTUS SUPPLEMENT

Fearnley Securities, Inc.

S. Goldman Advisors LLC

Fearnley Securities AS

February 13, 2018